EXHIBIT 21 - SUBSIDIARIES OF KEYSTONE HERITAGE GROUP, INC.

     The principal investment of Keystone Heritage Group, Inc. is its 100% ownership of the outstanding capital stock of Lebanon Valley National Bank. The Company's other wholly-owned subsidiary is Keystone Heritage Life Insurance Company. Both subsidiaries are included in the consolidated financial statements of Keystone Heritage Group, Inc.